WOODSIDE

17 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Changes to Dividend Reinvestment Plan rules
- Woodside Dividend Reinvestment Plan Rules 16 January 2007

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 17 JANUARY 2007
11:40AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

CHANGES TO DIVIDEND REINVESTMENT PLAN RULES

Woodside Petroleum Ltd. recently amended its Dividend Reinvestment Plan (DRP) Rules. The key amendments were to:

- clarify that shares held under the Woodside Employee Share Plan, Non-Executive Directors' Share Plan, Employee Share Discount Plan, Executive Incentive Plan and the Employee Share Award Plan are not eligible to participate in the DRP; and
- extend the right to participate in the DRP to shareholders with an address in New Zealand.

A copy of the amended DRP Rules will be lodged with the ASX following this announcement and is available on Woodside's website at www.woodside.com.au/investors.

WOODSIDE



Dividend Reinvestment Plan Rules

16 January 2007

Woodside Petroleum Ltd.
(ABN 55 004 898 962)
("Woodside")

Contents



EHA

Dividend Reinvestment Plan Rules

16 January 2007

Woodside Petroleum Ltd.
(ABN 55 004 898 962)
("Woodside")

Contents

1 The DRP

1.1 Commencement of the DRP

The DRP and these Rules will commence operation on such date as the Board in its sole discretion determines.

1.2 Invite Shareholders to participate

Woodside may from time to time invite Shareholders to participate in the DRP.

2 Participation in the DRP

The DRP is a means by which Shareholders may elect to reinvest *all or part* of their Dividends in additional Shares. Participation in the DRP is subject to these Rules.

2.1 Optional and not transferable

Participation is optional and not transferable and is open to each Shareholder who is eligible under these Rules.

2.2 Shareholders who are eligible to participate

(a) Subject to paragraph (b), a Shareholder is only eligible to participate in the DRP, in respect of a particular Dividend, if the person:

(i) at the relevant Record Date, was recorded in Woodside's share register as a registered holder of at least the minimum number of Shares specified by the Board (if any)from time to time and as having an address within Australia or New Zealand; or

(ii) has satisfied the Board that:

(A) the offer and issue or transfer of Shares under the DRP is lawful and practicable in the jurisdiction in which they have their registered address; and

(B) that person does not hold Shares on behalf of another person who resides outside that jurisdiction and who would, if named on the register, not be eligible to participate.

(b) Despite any other Rules, a Shareholder is not eligible to participate if they are a "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933), or if they are the estate of any deceased person where Woodside has been notified of the estate.

2.3 Share plans and schemes

Unless otherwise determined by the Directors, Shares which are held under other plans or Share schemes, including the Woodside Employee Share Plan, the Woodside Non Executive Director Share Plan and the Woodside Employee Share Discount Plan are not eligible to participate in the DRP.

2.4 Split share-holdings

The Board is entitled (but not obliged) to refuse a Shareholder participation in the DRP where that Shareholder has, in the opinion of the Board, split a share-holding or acquired Shares as part of such a split, in order to increase the number of DRP Shares that may be acquired by that Shareholder or another person.

3 Application to participate

3.1 DRP Election/Variation Form

(a) Subject to paragraph (e), a Shareholder who wishes to participate in the DRP may only apply for participation by lodging a DRP Election/Variation Form with Woodside. A DRP Election/Variation Form may be lodged by such methods as the Board may approve from time to time.

(b) All joint Shareholders must sign a DRP Election/Variation Form for it to be valid.

(c) A DRP Election/Variation Form must be properly completed in accordance with the instructions contained in the DRP Election/Variation Form for it to be valid.

(d) A DRP Election/Variation Form must be lodged for each shareholding account which the Shareholder wishes to participate in the DRP. Except as otherwise provided in these Rules, each shareholding account of a Shareholder will be treated separately for all purposes under the DRP.

(e) The Board may accept written applications from Shareholders for participation in the DRP which are not in the form of a DRP Election/Variation Form if the Board decides the instructions are clear and sufficient. The written instructions, if accepted by the Board, are deemed to be a DRP Election/Variation Form for the purposes of these Rules.

3.2 Acceptance of applications

Each DRP Election/Variation Form accepted by the Board will be effective in respect of:

(a) the first Dividend payment after receipt of the DRP Election/Variation Form, provided it is received no later than 5.00 pm (WST) on the trading day before the record date for that Dividend (or such other date and time as the Board may nominate); and

(b) every Dividend thereafter for which the DRP is offered unless superseded by a later DRP Election/Variation Form or by termination of the Shareholder's participation in the DRP or the DRP has been suspended or terminated.

3.3 Record of participation

Woodside will record for each shareholding account of each participating Shareholder particulars of:

(a) the name and address of the Shareholder; and

(b) the number of DRP Shares held by the Shareholder from time to time,

and Woodside's records will be conclusive evidence of the matters so recorded.

4 Degree of participation

4.1 Participation

Participation may be either full or partial. Subject to Rule 4.5, a Shareholder must specify on the DRP Election/Variation Form the degree to which the Shareholder wishes to participate in the DRP in respect of the nominated shareholding account.

4.2 Full participation

Under full participation, all Shares registered in the Shareholder's name from time to time, including Shares issued under the DRP, will be DRP Shares.

4.3 Partial participation

(a) Subject to Rule 4.5 under partial participation, the DRP Shares will be:

  (i) that number of Shares (being less than the Shareholder's total shareholding); or

  (ii) that proportion of Shares held by the participating Shareholder at the relevant time, as specified in the DRP Election/Variation Form by the Shareholder.

(b) If at the relevant Record Date the number of Shares held by the participating Shareholder is fewer than the number of Shares specified by the participating Shareholder as DRP Shares then the number of DRP Shares for that Shareholder in respect of that Dividend payment will be reduced to the lesser number of Shares.

(c) Where a Shareholder is a partial participant in the DRP, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only be DRP Shares if the Shareholder alters their participation under Rule 11.1.

4.4 Deemed application for full participation

If a DRP Election/Variation Form received by Woodside does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation in the DRP. If a DRP Election/Variation Form received by Woodside does not indicate the Shareholder's account to which the DRP Election/Variation Form applies, it will be deemed to be an application for participation for all shareholding accounts of that Shareholder.

4.5 Participation by Shell

If Shell elects to participate in the DRP in respect of a particular Dividend in relation to which the DRP is operative and indicates that it wishes to do so to the extent required to avoid dilution of its percentage shareholding, Rule 5.4(d) will apply and the application will be deemed to be made in respect of that number of its Shares which would result in the number of Shares determined under Rule 5.4(d) being acquired by Shell. Notwithstanding anything else in these Rules, an election by Shell under this Rule 4.5 may not be revoked or varied by Shell in relation to the particular Dividend and must be received no later than 5.00 pm (WST) on the trading day before the record date for that Dividend (or such other date and time as the Board may nominate in accordance with Rule 3.2(a)).

5 Operation of the DRP

5.1 Reinvestment

Each Dividend which is payable to a participating Shareholder in respect of DRP Shares and which is available for payment to the participating Shareholder will be applied on the participating Shareholder's behalf in acquiring or subscribing for additional Shares. Any Dividend or part of any Dividend payable on DRP Shares which Woodside is entitled to retain under its constitution or otherwise will not be available for subscribing for or purchasing Shares. If withholding tax is payable in respect of a Dividend, that tax will be deducted and only the balance will be applied in subscribing for or purchasing Shares.

5.2 Issue new Shares or purchase existing Shares

(a) The Board in its absolute discretion will determine with respect to the operation of the DRP for any Dividend whether to issue new Shares or to cause the purchase and transfer of existing Shares to a participating Shareholder, or to apply a combination of both options, to satisfy Woodside's obligations under these Rules.

(b) If the Board determines to cause the purchase and transfer of Shares to participating Shareholders, the Shares may be acquired in such manner as the Board considers appropriate, including through a broker in the market.

5.3 DRP accounts

Woodside will establish and maintain a DRP account for each participating Shareholder. In respect of each Dividend payable to a participating Shareholder, Woodside will:

(a) determine the amount of the Dividend payable (less Australian withholding tax, if applicable, and any other sum Woodside is entitled or required to retain) in respect of that participating Shareholder's DRP Shares;

(b) credit the amount to the participating Shareholder's DRP account;

(c) determine the maximum whole number of additional Shares which may be acquired under these Rules by dividing the amount in the participating Shareholder's DRP account by the Price and rounding down to the nearest whole number of Shares;

(d) on behalf and in the name of the participating Shareholder, subscribe for or purchase that number of additional Shares and debit the participating Shareholder's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares; and

(e) retain in the participating Shareholder's DRP account, without interest, any cash balance remaining except that Woodside may on request by the participating Shareholder pay any such amount to the participating Shareholder and, if the participating Shareholder terminates their participation in the DRP or if the DRP is terminated, any residual positive balance at that time will be paid to the participating Shareholder.

5.4 Issue or transfer of Shares

(a) The Shares will be subscribed for or purchased under the DRP at the Price which will be the arithmetic average of the VWAP (rounded to the nearest cent) during each of the fifteen trading days immediately following the Record Date in respect of the relevant Dividend, or any other period specified by the Directors, less a discount (if any) determined by the Board from time to time.

(b) The weighted average market price referred to above will be calculated by the Board or another suitable person nominated by the Board, by reference to information the Board approves for the purpose from time to time. The determination by the Board or some other person nominated by the Board of the price will be binding on all participating Shareholders.

(c) Woodside will not issue or cause the transfer of any Shares under the DRP if Woodside determines that the issue or transfer (either taken alone or with other issues or transfers of Shares under the DRP) would involve Woodside, the relevant Shareholder or any other person breaching any provision of any applicable law. If Woodside suspects the breach of any provision of any applicable law Woodside may ask the relevant Shareholder to provide evidence of the fact that they are not in breach of the law and, pending receipt of that evidence, unless otherwise determined by the Board, that shareholder's right to participate in the DRP will be suspended.

(d) If this Rule (d) applies:

(i) Subject to the amount of the Dividend otherwise payable to Shell being sufficient, the number of Shares to be issued to or purchased for Shell at the Price will be the number of Shares necessary for it to maintain, after the issue of all Shares under the DRP (and any associated underwriting) in respect of the Dividend (including the issue to Shell), the same proportion of all the Shares that it held immediately before that issue.

(ii) The Shares to be issued to or purchased for Shell under paragraph (i) will be rounded down to the nearest whole number.

5.5 Significance of applying

By applying to participate in the DRP in accordance with Rule 3.1, the Shareholder:

(a) warrants to Woodside that it is a person falling within Rule 2.2(a) and is not a person falling within Rule 2.2(b);

(b) authorises Woodside (and its officers or agents) to correct any error in, or omission from, its DRP Election/Variation Form;

(c) acknowledges that Woodside may at any time irrevocably determine that the applicant's DRP Election/Variation Form is valid, in accordance with these Rules, even if the DRP Election/Variation Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that Woodside may refuse any DRP Election/Variation Form;

(e) consents to the establishment of a DRP account on its behalf;

(f) consents to any residual positive balance produced by the calculation in Rule 5.3 remaining in its DRP account as contemplated by Rule 5.3(e);

(g) agrees to the appointment of a trustee nominated by Woodside as the participating Shareholder's agent to acquire Shares on market, where Woodside decides to allot DRP Shares to participating Shareholders by transferring existing Shares in accordance with Rule 5.2;

(h) acknowledges that Woodside may arrange for the DRP to be fully or partially underwritten in respect of any Dividend payment;

(i) acknowledges that Woodside has not provided the applicant with investment advice or financial product advice and that it does not have any obligation to provide this advice, concerning its decision to apply to participate in the DRP; and

(j) unconditionally agrees to the Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the DRP,

in each case, at all times until termination of the DRP or of the participating Shareholder's participation in the DRP.

6 Shares issued under the DRP

6.1 Issue and equal ranking

Shares to be issued under the DRP will be issued on the same terms and, from the date of issue, will rank equally in all respects with existing Shares. Shares issued under the DRP will be issued in accordance with the Listing Rules.

6.2 Quotation on ASX

Woodside will make application promptly after each issue of Shares under the DRP for quotation of those Shares on ASX, if other Shares of Woodside are quoted at that time.

7 Underwriting

The Board may, in its absolute discretion, choose to partially or fully underwrite the DRP in respect of any Dividend with one or more underwriters. No person who is a related party or an associate of a related party (in each case, as defined for the purposes of the Listing Rules) is to act as underwriter or sub-underwriter of the DRP without shareholder approval.

8 Taxation

Neither Woodside or any of its officers, employees, representatives or agents:

(a) take any responsibility or assume any liability for, or as a consequence of, the tax liabilities of any person in connection with the DRP; or

(b) represent or warrant that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the DRP.

9 Participation Costs

No brokerage, commission, or other transaction costs will be payable by participating Shareholders in respect of Shares transferred or issued under the DRP and no stamp or other duties will be payable, under present law, by participating Shareholders in respect of Shares transferred or issued under the DRP.

10 DRP Statements

On, or as soon as practicable after each Dividend payment date, Woodside will forward to each participating Shareholder a statement detailing:

(a) the number of the participating Shareholder's Shares that have been nominated for participation in the DRP as at the relevant Record Date;

(b) the amount of Dividend payable to the participating Shareholder (less withholding tax if applicable and any other amount which Woodside is entitled or required to retain) which has been applied towards subscription or purchasing of additional Shares under the DRP;

(c) the number, issue price and issue date of additional Shares issued to the participating Shareholder under the DRP or the number, price and transfer date of additional Shares transferred to the participating Shareholder under the DRP;

(d) the participating Shareholder's total holding of Shares (including DRP Shares) after transfer or issue under the DRP;

(e) the franked amount (if any) of the Dividend payable and the franking credit (if any) attaching to the Dividend; and

(f) the amount of the participating Shareholder's cash balance retained (if any).

11 Variation or Termination of Participation

11.1 Notice of variation

(a) A participating Shareholder may, at any time, give written notice to Woodside on a DRP Election/Variation Form:

(i) increasing or decreasing the number of its DRP Shares; or

(ii) terminating participation in the DRP.

(b) A DRP Election/Variation Form lodged for the purposes of Rule 11.1(a) must be lodged for each shareholding account. The variation or termination takes effect from the next Record Date after Woodside receives the DRP Election/Variation Form.

11.2 Effect of participation on Shares acquired under the DRP

(a) If a participating Shareholder increases the level of participation in the DRP to full participation, all of the participating Shareholder's Shares as at the date of the DRP Election/Variation Form and all Shares subsequently acquired by the participating Shareholder (including Shares transferred or issued under the DRP) will participate in the DRP.

(b) If a participating Shareholder increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the DRP Election/Variation Form will be DRP Shares and so will participate in the DRP and no Shares subsequently acquired by the participating Shareholder (including Shares transferred or issued under the DRP) will be DRP Shares and so will not participate in the DRP unless the participating Shareholder elects to vary their level of participation in the DRP to nominate those Shares as DRP Shares by completing and sending a DRP Election/Variation Form.

11.3 Participating Shareholder dies or is wound up

(a) If a participating Shareholder dies, participation in the DRP will be terminated upon receipt by Woodside of written notice of the death.

(b) If a participating Shareholder is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by Woodside of a notification of bankruptcy or winding up from the participating Shareholder or the participating Shareholder's trustee in bankruptcy or liquidator, as the case may be.

(c) The death, bankruptcy or winding up of one or more joint participating Shareholders will not automatically terminate participation.

11.4 Reduction or Termination of Participation where no notice is given

(a) When a participating Shareholder disposes of part of the holding of Shares of that participating Shareholder, and does not notify Woodside otherwise the Shares disposed of will, to the extent possible, be taken to be:

(i) first, Shares which are not DRP Shares; and

(ii) secondly, DRP Shares.

(b) Where a participating Shareholder disposes of all of their Shares without giving Woodside notice of termination of participation and is not registered as a holder of any Shares at the next Record Date, the participating Shareholder will be deemed to have terminated participation in the DRP on the date Woodside registered a transfer or instrument of disposal of the participating Shareholder's holding.

12 Variation, Suspension and Termination of the DRP

12.1 Board may vary, suspend or terminate

(a) The Board may vary these Rules, suspend or terminate the DRP at any time in the Board's absolute discretion. The variation, suspension or termination will take effect upon the date specified by the Board. The Board may give written notice of any such variation, suspension or termination as it considers appropriate.

(b) A variation, suspension or termination of the DRP will not be invalidated by the accidental omission to give notice of the variation, suspension or termination to a participating Shareholder and will not give rise to any liability on the part of, or right or action against, the Board or Woodside.

12.2 Effect of suspension of the DRP

(a) Any suspension under Rule 12.1 will continue until such time as the Board resolves to recommence or terminate the DRP. If the DRP is recommenced, participating Shareholders' elections as to their participation under the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the DRP. The date and conditions of the recommencement (including any directions as to Shares recommencing to participate in the DRP) will be notified to all Shareholders.

(b) Whilst the DRP is suspended, Dividends on DRP Shares will not be applied by the Board on the participating Shareholder's behalf in subscribing for or purchasing Shares.

12.3 Effect of modification of the DRP

Upon variation of the Rules, participating Shareholders will continue to participate under the varied Rules unless a DRP Election/Variation Form to the contrary is received by Woodside

13 General administration of the DRP

13.1 Dividends not available to participate

Any Dividend payable on Shares which a participating Shareholder has nominated as participating in the DRP and which Dividend Woodside is entitled to retain under Woodside's constitution, or other requirement of law, will not be available for the purpose of participating in the DRP.

13.2 Administration by the Board

The Board may implement the DRP in the manner as the Board thinks fit. The Board has the power to:

(a) determine procedures for administration of the DRP consistent with the Rules;

(b) settle in the manner as it thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any participating Shareholder or any share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates; and

(c) delegate to any one or more persons, for such period and on such conditions as the Board may determine, the exercise of any of its powers or discretions under or in respect of the DRP and references to a decision, opinion or determination of the Board include a reference to the decision, opinion or determination of the person or persons to whom the Board has delegated its authority for the purposes of administering the DRP.

13.3 Woodside and officers not liable

Neither Woodside nor any officer of Woodside will be liable or responsible to any participating Shareholders for any loss or alleged loss or disadvantage suffered or incurred by a participating Shareholder as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

13.4 Governing law

The DRP, its operation and these Rules will be governed by the laws of the State of Western Australia and each Shareholder submits to the jurisdiction of the Courts of that State.

13.5 Notices

All communications by the Company to Shareholders under these Rules will be given in accordance with the notice provisions of Woodside's constitution.

13.6 Additional Information

A copy of Woodside's most recent Concise Annual Report and Full Financial Report are available free of charge from Woodside's website www.woodside.com.au or on request by contacting the Company Secretariat.

14 Interpretation

14.1 Definitions

In these Rules, unless the context otherwise requires:

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules means the market rules published by ASX, as amended or replaced from time to time.

Board means the Board of Directors of Woodside.

DRP means the Woodside Petroleum Ltd. Dividend Reinvestment Plan, the terms of which are set out in these Rules.

DRP Shares means the Shares in a particular shareholding account where the relevant participating Shareholder has elected that the Dividend on those Shares is to be applied in acquiring Shares under the DRP and that election is and remains effective in accordance with these Rules.

Dividend means a cash dividend or cash component of a dividend paid by Woodside.

Listing Rules means the official listing rules of ASX.

DRP Election/Variation Form means the application to participate in the DRP in respect of a particular shareholding account in the form that the Board from time to time approves.

Price means the price at which Shares will be transferred or issued under the DRP as calculated in accordance with Rule 5.

Record Date has the meaning in the Listing Rules.

Rules means the rules of the DRP set out in this document and any variations made to those rules from time to time.

Shares means fully paid ordinary shares in the capital of Woodside.

Shell means Shell Energy Holdings Australia Limited (ABN 69 054 260 776) or any company in the group of companies ultimately controlled by Royal Dutch Shell plc which holds Shares.

Shareholder means a registered holder of Shares.

VWAP means the daily volume weighted average market prices of all Shares sold on ASX's trading platform including the closing single price auction, but excluding all off-market trades including but not limited to transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of the open session state, portfolio special crossings, equity combinations, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Shares and any other trades that the Directors determine should be excluded on the basis that the trades are not fairly reflective of supply and demand.

Woodside means Woodside Petroleum Ltd. (ABN 55 004 898 962).

14.2 Reference to certain terms

Unless the contrary intention appears, a reference in these Rules to:

(a) (singular includes plural) the singular includes the plural and vice versa;

(b) (reference to Rules) a reference to a Rule or paragraph is a reference to a Rule or paragraph in these Rules;

(c) (references to law) law means common law, principles of equity, and laws made by an Australian parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) (person includes) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) (references to person) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns; and

(f) (headings) headings are inserted for convenience and do not affect the interpretation of the Rules.

WOODSIDE

Woodside Petroleum Ltd.

240 St Georges Terrace
Perth, Western Australia, 6000

GPO Box D188
Perth, Western Australia, 6840

T: +61 (8) 9348 4000
F: +61 (8) 9214 2777

www.woodside.com.au